SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Y-mAbs Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

984241109
(CUSIP Number)

March 15, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984241109	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Acorn Bioventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 977,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 977,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 984241109	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Acorn Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 977,142
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 977,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 977,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 984241109	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Acorn Bioventures 2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,349,386
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,349,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 984241109	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Acorn Capital Advisors GP 2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,349,386
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,349,386
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 984241109	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Anders Hove
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,326,528
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,326,528
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 984241109	13G	Page 7 of 11 Pages

Item 1(a).	Name of Issuer.

Y-mAbs Therapeutics, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

230 Park Avenue, Suite 3350
New York, NY 10169

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i)	Acorn Bioventures, L.P. (“Acorn”);
(ii)	Acorn Capital Advisors GP, LLC (“Acorn GP”), which is the sole general partner of Acorn;
(iii)	Acorn Bioventures 2, L.P. (“Acorn 2”);
(iv)	Acorn Capital Advisors GP 2, LLC (“Acorn GP 2”), which is the sole general partner of Acorn 2; and
(v)	Anders Hove (“Hove or “Manager”).

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is 420 Lexington Avenue, Suite 2626, New York, New York 10170

Item 2(c).	Place of Organization.

Acorn is a Delaware limited partnership. Acorn GP is a Delaware limited liability company. Acorn 2 is a Delaware limited partnership. Acorn GP 2 is a Delaware limited liability company. Each of Hove and Manke are citizens of the United States of America.

Item 2(d).	Title of Class of Securities.

Common stock, $0.0001 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number.

984241109

CUSIP No. 984241109	13G	Page 8 of 11 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth herein are calculated based upon 43,677,767 shares of Common Stock outstanding as of March 23, 2023 as reported in the Company’s Annual Report for the fiscal year ended December 31, 2022 on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023.

Acorn GP is the general partner of Acorn and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn. Acorn GP 2 is the general partner of Acorn 2 and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn 2.

CUSIP No. 984241109	13G	Page 9 of 11 Pages

The Manager, in his capacity as manager of each of Acorn GP and Acorn GP 2, may be deemed to beneficially own the shares beneficially owned by each of Acorn and Acorn 2.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984241109	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 2023
ACORN BIOVENTURES, L.P.
By: ACORN CAPITAL ADVISORS GP, LLC, its General Partner
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN CAPITAL ADVISORS GP, LLC
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN BIOVENTURES 2, L.P.
By: ACORN CAPITAL ADVISORS GP 2, LLC, its General Partner
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN CAPITAL ADVISORS GP 2, LLC
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ANDERS HOVE
/s/ Anders Hove

CUSIP No. 984241109	13G	Page 11 of 11 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 3, 2023
ACORN BIOVENTURES, L.P.
By: ACORN CAPITAL ADVISORS GP, LLC, its General Partner
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN CAPITAL ADVISORS GP, LLC
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN BIOVENTURES 2, L.P.
By: ACORN CAPITAL ADVISORS GP 2, LLC, its General Partner
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ACORN CAPITAL ADVISORS GP 2, LLC
	By:	/s/ Anders Hove
	Name:	Anders Hove
	Title:	Manager

ANDERS HOVE
/s/ Anders Hove